ANNEX 1
SIGNATURE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Initial Statement)
Labopharm inc.

(Name of Issuer)
Common Shares

(Title of Class of Securities)
504 905 100

(CUSIP Number)
     Check the following box if a fee is being paid with this statement 9. (a fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	504 905 100	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fonds de solidarité des travailleurs du Québec (F.T.Q.) (hereinafter referred to as Fonds)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) N/A
(b) N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Montreal (Quebec) CANADA

	5	SOLE VOTING POWER

NUMBER OF		4,484,512 Common Shares (including 15,000 options which can be exercised by the directors to purchase 15,000 Common Shares of the Issuer). Through an agreement, the options belong to Fonds.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Fonds has sole dispositive power over 4,484,512 Common Shares.

WITH	8	SHARED DISPOSITIVE POWER

Fonds’ representatives who used to sit on the Board of Directors hold 15,000 options which they can exercise to purchase 15,000 Common Shares of the Issuer. Through an agreement, these options belong to Fonds.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,484,512 Common Shares held by Fonds.
15,000 options to purchase 15,000 Common Shares are held by Fonds’ representatives who used to sit on the board of Directors. Through an agreement, the options belong to Fonds.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.60% and 7.62% if all the options were exercised.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV

ANNEX 1
ITEM 1
(a)	Name of Issuer: Labopharm inc. (CUSIP 504 905 100)
(b)	Address of Issuer’s Principal Executive offices:
480, boul. Armand-Frappier
Laval (Québec) H7V 4B4
Canada
ITEM 2
(a)	Name of the person filing: Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds”)
(b)	Address of Principal Business Office:
545, Cremazie blvd. East, suite 200
Montreal (Quebec) CANADA
H2M 2W4
(c)	Citizenship: Fonds is a stock company and a labour-sponsored development capital investment fund established by an Act of the Legislature of the Province of Quebec, Canada. The majority of its directors are appointed by the Fédération des travailleurs du Québec (Quebec Federation of Labour).
(d)	Title of Class of Securities: Common Shares
(e)	CUSIP Number: N/A
ITEM 3
Classification of person filing: N/A
ITEM 4
(a)	Amount beneficially owned: 4,484,512 Common Shares (including 15,000 options which can be exercised by the directors to purchase 15,000 Common Shares of the Issuer). Through an agreement, these options belong to Fonds.
(b)	Percent of class: 7.60% and 7.62% if all the options were exercised.

(c)	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote: 4,484,512 Common Shares (including 15,000 options which can be exercised by the directors to purchase 15,000 Common Shares of the Issuer). Through an agreement, these options belong to Fonds
ii.	Shared power to vote or to direct the vote: N/A
iii.	Sole power to dispose or to direct the disposition of: Fonds has sole dispositive power over 4,484,512 Common Shares
iv.	Shared power to dispose or to direct the disposition of: Fonds’ representatives who used to sit on the Board of Directors hold 15,000 options which they can exercise to purchase 15,000 Common Shares of the Issuer. Through an agreement, these options belong to Fonds.
ITEM 5
Ownership of 5% or less of a Class: N/A
ITEM 6
Ownership of more than 5% on behalf of another person: N/A
ITEM 7
Identification and classification of the subsidiary acquiring securities: N/A
ITEM 8
Identification and Classification of Members of the Group: N/A
ITEM 9
Notification of dissolution of Group: N/A
ITEM 10
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2008.
(S) Chantal Leclerc
Chantal Leclerc
Senior Legal Advisor
Corporate Affairs Department